SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ___________________

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

    SCM Special Fund, LLC; MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 23, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Premier Fund 4, LLC; MacKenzie
                              Patterson Fuller, LP
                                    (Bidders)

                  Equity Units of Limited Partnership Interest,
         Each Composed of One Class A Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             _______________________
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                             Amount of
        Valuation*                                              Filing Fee

        $14,007,809                                             $ 430.04

 * For purposes of calculating the filing fee only. Assumes the purchase of 1,334,077 Units at a purchase price equal to $10.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $ 430.04
        Form or Registration Number: SC TO-T
        Filing Party: MacKenzie Patterson Fuller, LP
        Date Filed: SEPTEMBER 11, 2007

[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third party tender offer subject to Rule 14d-1.
[ ]     issuer tender offer subject to Rule 13e-4.
[ ]     going private transaction subject to Rule 13e-3
[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SCM Special Fund, LLC; MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 23, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Premier Fund 4, LLC; MacKenzie
Patterson Fuller, LP (collectively the "Purchasers") to purchase 1,334,077 Equity Units of Limited Partnership Interest, each composed of one Class A Interest and one Class B Interest (the "Units") in Concord Milestone Plus, L.P. (the "Partnership"), the subject company, at a purchase price equal to $10.50 per Unit, less the amount of any distributions declared or made with respect to the Units between September 11, 2007 (the "Offer Date") and October 19, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 53,795 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 238,518, or approximately 15.7% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

Sutter Capital Management Special Fund, LLC:  26,897 Units
Mackenzie Patterson Fuller-NY 2007, LLC:  5,380 Units
Mackenzie Patterson Fuller Badger Acquisition Co., LLC: 2,690 Units Mackenzie Patterson Fuller Flagship Fund 10, LLC: 9,500 Units
Mackenzie Patterson Fuller Flagship Fund 12, LLC: 9,328 Units

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 5, 2007

SCM Special Fund, LLC; MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 23, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Premier Fund 4, LLC; MacKenzie Patterson Fuller, LP.

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person